TERRA NOVA GOLD CORP.


                                               TSX VENTURE EXCHANGE SYMBOL:  TGC
                                            FRANKFURT STOCK EXCHANGE SYMBOL: GLT
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT

                                                                    MAY 26, 2003

NEWS  RELEASE


Mr. David Patterson, Chairman of Terra Nova Gold Corp. is pleased to announce that the Company has been listed for trading on the Frankfurt Stock Exchange. The Company's trading symbol on the Frankfurt Stock Exchange is "GLT".

Terra Nova is currently carrying out a Phase I, 1,600 metre drill program on its Cape Ray Gold Project, located in southwest Newfoundland.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.



            On behalf of the Board of Directors,TERRA NOVA GOLD CORP.

                                "David Patterson"
                                    Chairman